Exhibit 6.13

SETTLE.MENT AGREEMENT THIS SETTLEMENT AGREEMENT (hereinafter the -- Agreement") is made and entered into this day 0f March, 024. by and among Jv1aison luxe. Inc. (herein;fter the .. Company .. ). Cimarron Capital. Jnc. (hereinafler ·•Cimarron") and Christine Arenella (hereinafter -- Arenella .. ) {collectively the -- Parties·} WITNESSETH \ \ 'I - IERL \ S . the Comp . ' . rny . Cimmaron J . nd . 1 \ .. r nelb lrn . Ye had YGrious business trnnsat .:: lions betwern and among them . including . without limitation . Cimarron·s and Arenella·s loaning the Company funds in January ' . 2022 , and the Company·s issuing certain promissory notes to Cimmaron (the '·Cirnmaron Note··, a copy of which is attached hereto as Exhibit A) and Arenella (the .. Arenella Note .. , a copy of which is attached hereto as Exhibit B) . in consideration of such loans, as follows : Current .' \ laturi1y Loan Proceeds Principal Dale of Balantc Date tu Compau - Amount : \ 'otc Lender S231.000 1/3/1023 $150,000 $300.000 1/3/2011 Cimmaron Capital, lnc. $192.000 1/312023 s100.noo S100.000 l!J/1011 Christin!! Arendln WHEREAS, various disputes have arisen between the Paiiies which they desire lo settle between them according to the follov, : i . ng terms and conditions . NOW . THEREFORE . in consideration of the mutual covenants and promises set forth herein and in consideration of the sum of ten dollars in hand paid, Lhe receipt and sufficiency of which is hereby acknowledged, the Parties agree as follO \ - vs : 1. Cancellation of Notes . Effective upon receipt of the first payment required by Section 2 , Cimmaron hereby cancels all principal . including original issue discount, and accrued interest owed by the Company under the Cimmaron Note, as of the date of this Agreement . Effective upon receipt of the first payment required by Section 2 , A . renella hereby cancels all principal, including original issue discount . and accrued interest owed by the Company under the Arenella Note, as of the date of this Agreement . 2. Payments to Cimarron ancl Arenella . In consideration of Ciman - on·s and Arenella's cancelling the Cimarron Note and the Arenella Note, respectively, the Company shall pay Cimarron and Arenella, jointly, the total sum of Two Hundred Sixty - Four Thousand Dollars ( $ 264 , 000 ), in accordance with the following payment schedule, by wire transfer to an account designated by CimmTon and Arenella in a separate e - mail containing the wire instructions, which they may change from time to time in writing : (a) Commencing on the date of the mutual execution of this Agreement, and on the first day of each of the follo - wing 1] months, the Company shall pay to Cimarron and Arenella, jointly. the sum of Ten Thousand Doll r (, 10,000) per month, for a total of One - Hundred T \ venty Thousand Dollars ($120,000). 2}? N=l..,,9' - f - l!' - t'O.A' \ m, \ Cf> - - - b) On ,Mard1 I. 2025, the Company shall have the right but not the obligation to satisfy its remaining obligation of One Hundred Forty - Four Thousand Dollars ($144,000) then 0 \ \ 11ed to Cimanon and Arenella by making a lump sum payment to Cimarron and A.renella of One Hw1dred Twenty Thousand Dollars (00). ( c) ln the event that the Company elects not to make this lump sum payment as set forth in paragraph 2(b), then, commencing Marc!:J. 1, 2025, and continuing on the first day of each of the following 11 APn., SETTLO!E: - ;T . - \ GREE. \ IE: \ T I I months, the Company shall make monthly payments to Cimarron and Arenella, jointly, for a total of One Hundred Forty-Four Thousand Dollars ($144,000).

(d) In the event that the Company fails to make any of the payments required by this Section 2, the entire amount then due and owing shall immediately become payable and the remaining unpaid amount shall bear interest at the highest then-legal rate.

3. **Mutual General Release and Covenant Not to Sue.** Except with respect to the obligations under and terms of this Agreement, and subject to the full and complete performance of all such obligations, the Company on the one hand, and Cimarron and Arenella, on the other, do hereby agree to fully, finally and forever mutually release and forever discharge and covenant not to sue each other, and each other's respective parent companies, subsidiaries, affiliates, divisions, attorneys, insurers, officers, directors, principals, agents shareholders, members, employees, predecessors, successors, assigns, personal representatives, partners, heirs and executors from any and all debts, fees, attorneys' fees, liens, costs, expenses, damages, sums of money, accounts, bonds, bills, covenants, promises, judgments, charges, demands, claims, causes of action, suits, liabilities, obligations or contracts of any kind whatsoever, whether in law or in equity, whether asserted or unasserted, whether known or unknown, fixed or contingent, under statute or otherwise, arising from or related to the acts and omissions forming the basis of this Dispute. The Parties expressly and specifically waive any and all rights and remedies provided by any statute in any jurisdiction, including, but not limited to, any laws of the United States or any State within the United States, including California Civil Code §1542 which provides that a general release does not extend to claims which a creditor does not know or suspect to exist in his, her, or its favor at the time of executing a release which, if known by the creditor, would have materially affected his, her, or its settlement with a debtor.

4. **Non-Disparagement Agreement.** Each of the Parties hereby agrees not to disparage any of the other Parties, their respective officers, directors, employees, stockholders, agents and affiliates, in any manner likely to be harmful to them or their business, business reputation or personal reputation.

5. **Confidentiality.** Except as otherwise provided for herein, the Parties agree that this Agreement, and the terms of the settlement by and between the Parties shall be deemed to be confidential, and the Parties agree not to disclose, divulge, or communicate any of the terms or conditions of this Agreement to any person who is not a Party to this Agreement. Notwithstanding the foregoing provision, the Parties may disclose information relating to the terms and conditions of this Agreement free from any restriction or obligation to keep such information confidential, if: (a) such information is being disclosed by the Parties to their respective legal counsel and accountants, and the disclosing party instructs such counsel or accountants to keep such disclosure confidential; (b) such information is required to be disclosed by any law or order of an arbitration panel or court; (c) such information is needed, in the opinion of legal counsel for any of the Parties, to be disclosed in connection with any legal action taken to enforce the provisions of this Agreement; (d) all of the Parties consent, in writing, to disclosure of such information; or (e) such information is disclosed in response to any inquiry about this settlement or its underlying facts and circumstances by the Securities and Exchange Commission, FINRA, any other self-regulatory organization, or any other federal or state regulatory authority. The Parties, and their respective counsel, are authorized to make the following statement in response to any inquiry from any third party concerning this Agreement, or the terms of the settlement by and between the Parties: "The Parties resolved the matter pursuant to a Confidential Agreement." In the event that any Party is requested or required (by law or regulation, interrogatories, request for information or documents, subpoena, civil investigative demand or similar process) to disclose any of the confidential information described above, the Party who is subject to such request or requirement shall use every reasonable effort to legally prevent such information from being disclosed to the public or any third party not a party to this Agreement, and shall provide prompt written notice of such request or requirement to all of the other Parties and their respective legal counsel prior to complying therewith so that an appropriate protective order, if appropriate, can be sought, and/or waiver can be obtained by the other Parties. If, in the absence of a protective order or the receipt of a waiver/consent hereunder, the Party subject to such request

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or requirement is nonetheless legally compelled to disclose such information, the Party may disclose such information without any liability hereunder. If, in the absence of a protective order or the receipt of a waiver/consent hereunder, the signatory subject to such request or requirement is nonetheless legally compelled to disclose such information, the signatory may disclose such information without any liability hereunder. Any non- disclosure provision in this Settlement Agreement does not prohibit or restrict any party hereto (or attorney) from responding to any inquiry, or providing testimony, about this settlement or its underlying facts and circumstances by, or before, the Securities and Exchange Commission, FINRA, any other self-regulatory organization, or any other federal or state regulatory authority.

Notwithstanding any provision in the foregoing paragraph to the contrary, Cimarron and Arenella, and each of them, specifically agree and consent to (a) the Company's disclosure of the material terms of this Agreement in any filing made with the SEC and/or OTC Markets and (2) the Company's filing a true and correct copy of this Agreement as an exhibit to any Offering Statement on Form 1-A filed with the SEC.

6. **Choice of Law and Venue.** This Agreement and all transactions contemplated by this Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Florida. Any litigation brought or held on the basis of this Agreement shall be brought and held in Palm Beach County, Florida.

7. **Merger and Integration Clause.** This Agreement and any and all exhibits, constitutes the entire agreement between the Parties hereto and supersedes all prior or contemporaneous oral and written discussions, negotiations, agreements, commitments, understandings, and representations, if any, made by and between the Parties which are deemed merged herein, and this Agreement may not be amended, changed or modified except by a writing signed by the Parties made with specific reference to this Agreement. The Parties expressly disclaim any reliance on any oral or written representation by any person, and rely solely and exclusively upon only those representations set forth in this Agreement.

8. **Severability.** If any term, provision, covenant or condition of this Agreement, or the application thereof, in whole or in part, is rendered invalid, void or unenforceable, the remainder of this Agreement or the application of such term or provision to persons or circumstances other than those to which it is held invalid, void or unenforceable shall not be affected thereby, and each term and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

9. **Waiver.** The waiver by any party to this Agreement of the violation or breach of any provision hereof by any other party shall not constitute a waiver of any prior or subsequent violation or breach of any provision of this Agreement.

10. **Authority and Non-Transfer of Rights.** The undersigned parties warrant and represent that they are duly authorized to execute this Agreement, have the full authority to bind the Party that they purport to bind by their signature, and that the Parties have been represented by counsel of their choice. The Parties, and each of them, hereby warrant and represent that they have not transferred or otherwise assigned to any non-party any of the claims released under this Agreement, and that no other person has any right, lien, claim against or interest in the same.

11. **Binding Effect.** All of the terms and provisions of this Agreement are binding upon, and inure to the benefit of, and are enforceable by, the Parties, and their respective legal representatives, successors, and permitted assigns.

12. **Counterparts.** This Agreement may be signed in counterparts, each of which when executed shall be deemed an original, and all of which together shall constitute a single instrument binding upon the Parties hereto. This Agreement and any counterpart may be executed by signatures provided via facsimile transmission

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and/or via electronic mail in a "pdf" file, which facsimile and/or electronic mail "pdf" signatures shall be as binding and effective as original signatures.

13. **Construction.** This Agreement shall be construed as if the Parties collectively prepared it and any uncertainty and ambiguity shall not be interpreted against any Party as the drafter.

14. **Voluntary Assent.** The Parties to this Agreement have been represented and fully advised by legal counsel and, in executing this Agreement, no party has relied upon any representations, warranties, promises, or inducements made by any other party, including, without limitation any representations, warranties, promises, or inducements made during the course of negotiating this Agreement, with the sole exception of the promises set forth in this Agreement. Each party has made an independent investigation and inquiry into such factual matters as that Party deemed relevant in connection with this Agreement and has consulted with counsel as to the nature and effect of the provisions of this Agreement. Each party acknowledges and agrees that this Agreement has been carefully read, freely and voluntarily assented to, signed as his or her or its own free act, and that each party has consulted with counsel of its choice in connection herewith. The Parties acknowledge that each of them is sophisticated and has read this Agreement and understands the terms, including the legal consequences therefrom, and in offering to make, and in making, executing, and delivering this Agreement, none of them was acting under any duress or undue influence.

15. **Captions.** The captions appearing at the commencement of sections of this Agreement are descriptive only and have been used for convenience in reference to this Agreement and shall not define, limit, or describe the scope or intent of this Agreement, nor in any way affect this Agreement.

16. **Costs and Attorney's Fees.** If any dispute arises between the Parties over this Agreement, the prevailing party in any action or other proceeding brought to resolve said dispute shall be entitled to recover from the losing party its reasonable costs and attorney's fees arising therefrom, including costs and attorney's fees incident to any appeals.

17. **Notices.** Any notice required or permitted to be given under this Agreement shall be sufficient it in writing, and if delivered by electronic mail and overnight delivery or hand delivery to the following:

If to Cimarron and Arenella:	Russell L. Forkey, Esq. Russell L. Forkey, P.A. 1075 Broken Sound Parkway, NW, Suite 103 Boca Raton, Florida 33487 Tel: (561) 406-4644 E-mail: Rforkey@forkeylaw.com
If to the Company:	Maison Luxe, Inc. Attn: Anil Idnani 1 Bridge Plaza North, Suite 2 Fort Lee, New Jersey 07024 Tel: (551) 486-3980 E-mail: anil@maisonluxeny.com

18. **Time is of the Essence.** Time is of the essence with respect to the performance of the terms of this Agreement and it is the intention of the Parties that this Agreement will become effective after full, complete and perfect performance by each and all of the Parties of all deliveries required by the Agreement.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the Parties have entered into and executed this Agreement as of the date first referenced above.

MAISON LUXE, INC.

By: ____________________
Anil Idnani
Chief Executive Officer

CIMARRON CAPITAL, INC.

By: ____________________
Peter Aiello
President

____
Christina Arenella

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